UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

POLAR POWER, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

73102V105

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	73102V105	13G	Page 2 of 5

1	NAMES OF REPORTING PERSON(S) Arthur D. Sams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,643,600(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,643,600(1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,643,600(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 43.4%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Including 50,000 shares of common stock issuable upon exercise of options.

(2) Based on 12,999,550 shares of common stock of Polar Power, Inc. (the “Company”), which includes (i) 12,949,550 shares outstanding as of November 14, 2022, as reported by the Company’s 10-Q filed on November 14, 2022 and (ii) 50,000 shares issuable upon exercise of options.

CUSIP No.	73102V105	13G	Page 3 of 5

Item 1(a). Name of Issuer:

Polar Power, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

The address of the principal executive offices of Polar Power, Inc. is 249 E. Gardena Boulevard, Gardena, California 90248.

Item 2(a). Name of Person Filing

Arthur D. Sams

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the principal business office is 249 E. Gardena Boulevard, Gardena, California 90248.

Item 2(c). Citizenship:

United States

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e). CUSIP Number:

73102V105

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)-(k):	Not applicable

Item 4. Ownership.

(a)	Amount beneficially owned:

See the response to Item 9 on the attached cover page.

(b)	Percent of class:

See the response to Item 11 on the attached cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See the response to Item 5 on the attached cover page.

CUSIP No.	73102V105	13G	Page 4 of 5

(ii)	Shared power to vote or to direct the vote:

See the response to Item 6 on the attached cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See the response to Item 7 on the attached cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See the response to Item 8 on the attached cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8. Identification and Classification of Member of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certification.

Not applicable

CUSIP No.	73102V105	13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023	/s/ Arthur D. Sams
Arthur D. Sams